UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 FORM 11-K

X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934
      For the fiscal year ended: December 31, 1998

                                OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from                to              .

      Commission file number:  [ ]


                              CALIBER SYSTEM, INC.
                                     401(k)
                                  SAVINGS PLAN
                             (AMENDED AND RESTATED)
                            (Full title of the Plan)

                                 FDX CORPORATION
          (Name of issuer of the securities held pursuant to the Plan)

                6075 Poplar Avenue, Suite 300, Memphis, TN 38119
              (Address of principal executive offices and zip code)

CALIBER SYSTEM, INC.
401(k) SAVINGS PLAN (AMENDED AND RESTATED)

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1998 AND 1997
TOGETHER WITH REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS

                              CALIBER SYSTEM, INC.

                   401(k) SAVINGS PLAN (AMENDED AND RESTATED)

                           DECEMBER 31, 1998 AND 1997

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
FINANCIAL STATEMENTS:
    Statement of Net Assets Available for Benefits as of December 31, 1998     1
    Statement of Net Assets Available for Benefits as of December 31, 1997     2
    Statement of Changes in Net Assets Available for Benefits
      for the Year Ended December 31, 1998                                     3
    Statement of Changes in Net Assets Available for Benefits
      for the Year Ended December 31, 1997                                     4

NOTES TO FINANCIAL STATEMENTS                                                  6

SUPPLEMENTAL SCHEDULES:

    Item 27a - Schedule of Assets Held for Investment
      Purposes as of December 31, 1998                                Schedule I

    Item 27d - Schedule of Reportable Transactions for
      the Year Ended December 31, 1998                               Schedule II

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Plan Investment Board of FDX Corporation
Caliber System, Inc. 401(k) Savings Plan (Amended and Restated)

We have audited the accompanying statements of net assets available for benefits of the Caliber System, Inc. 401(k) Savings Plan (Amended and Restated) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania
   May 28, 1999

                              CALIBER SYSTEM, INC.

                   401(k) SAVINGS PLAN (AMENDED AND RESTATED)

                     STATEMENTS OF NET ASSETS AVAILABLE FOR

                         BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1998


                                                                          Participant Directed

                                          --------------------------------------------------------------------------------------
                                                           Roadway       Franklin
                                             Company       Express        Mutual          Bond          Asset          Income
                                              Stock         Stock         Beacon         Index       Allocation    Accumulation
                                              Fund           Fund          Fund           Fund           Fund           Fund
                                          ------------   ------------   -----------   ------------   ------------   ------------
 ASSETS:
   Cash and temporary cash investments    $    999,136   $    29,811    $         -   $          -   $          -   $           -
   Investments, at fair value-
     FDX Corporation common stock          113,906,829             -              -              -              -               -
     Roadway Express, Inc. common stock              -     2,940,122              -              -              -               -
     Registered investment companies-
        collective investment funds                  -             -      9,332,014      6,567,111     36,315,950      34,737,857
     Participant notes receivable                    -             -              -              -              -              -
                                           -----------     ---------      ---------      ---------     ----------     -----------
             Total investments             113,906,829     2,940,122      9,332,014      6,567,111     36,315,950      34,737,857

   Receivables-
     Employers' contributions                      (16)            -             26             53             95             330
     Participants' contributions                (2,162)          (29)           122            339            421           2,515
                                           -----------     ---------      ---------      ---------     ----------     -----------

             Total receivables                  (2,178)          (29)           148            392            516           2,845
                                           -----------     ---------      ---------      ---------     ----------     -----------

TOTAL ASSETS                              $114,903,787   $ 2,969,904    $ 9,332,162    $ 6,567,503    $36,316,466     $34,740,702
                                           ===========     =========      =========      =========     ==========     ===========

NET ASSETS AVAILABLE FOR BENEFITS         $114,903,787   $ 2,969,904    $ 9,332,162    $ 6,567,503    $36,316,466     $34,740,702
                                           ===========     =========      =========      =========     ==========     ===========


                                                                            Participant Directed
                                          ----------------------------------------------------------------------------------------
                                            S&P 500           AIM         Templeton                      Vanguard
                                             Stock       Constellation     Foreign        LifePath       Primecap         Loan
                                              Fund            Fund           Fund           Funds          Fund           Fund
                                          ------------   -------------   ------------   ------------   ------------   ------------
 ASSETS:
   Cash and temporary cash investments     $         -     $         -     $        -   $          -     $   61,387   $          -
   Investments, at fair value-
     FDX Corporation common stock                    -               -              -              -              -              -
     Roadway Express, Inc. common stock              -               -              -              -              -              -
     Registered investment companies-
       collective investment funds          56,137,363      14,739,658      3,687,847     14,968,293      6,732,182              -
     Participant notes receivable                    -               -              -              -              -     15,889,809
                                           -----------     -----------     ----------     ----------     ----------    -----------
             Total investments              56,137,363      14,739,658      3,687,847     14,968,293      6,732,182     15,889,809

   Receivables-
     Employers' contributions                      133             244             19             72             17              -
     Participants' contributions                   838           1,107            160            443            110              -
                                           -----------     -----------     ----------     ----------     ----------    -----------

             Total receivables                     971           1,351            179            515            127              -
                                           -----------     -----------     ----------     ----------     ----------    -----------

TOTAL ASSETS                               $56,138,334     $14,741,009     $3,688,026    $14,968,808     $6,793,696    $15,889,809
                                           ===========     ===========     ==========    ===========     ==========    ===========

NET ASSETS AVAILABLE FOR BENEFITS          $56,138,334     $14,741,009     $3,688,026    $14,968,808     $6,793,696    $15,889,809
                                           ===========     ===========     ==========    ===========     ==========    ===========



                                          Participant Directed
                                          --------------------
                                                 Other                 Total
                                             ------------          -------------
 ASSETS:
   Cash and temporary cash investments       $   681,282           $   1,771,616
   Investments, at fair value-
     FDX Corporation common stock                      -             113,906,829
     Roadway Express, Inc. common stock                -               2,940,122
     Registered investment companies-
       collective investment funds                     -             183,218,275
     Participant notes receivable                      -              15,889,809
                                               ---------             -----------
             Total investments                      -                315,955,035

   Receivables-
     Employers' contributions                  3,176,158               3,177,131
     Participants' contributions                       -                   3,864
                                               ---------             -----------

             Total receivables                 3,176,158               3,180,995
                                               ---------             -----------

TOTAL ASSETS                                 $ 3,857,440           $ 320,907,646
                                              ==========            ============

NET ASSETS AVAILABLE FOR BENEFITS            $ 3,857,440           $ 320,907,646
                                              ==========             ===========


   The accompanying notes are an integral part of these financial statements.

                              CALIBER SYSTEM, INC.

                   401(k) SAVINGS PLAN (AMENDED AND RESTATED)

                     STATEMENTS OF NET ASSETS AVAILABLE FOR

                         BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1997



                                                                     Participant Directed
                                         ------------------------------------------------------------------------------------------
                                                        Roadway     Franklin      Mutual                                   Income
                                            Company     Express      Mutual       Benefit      Bond          Asset         Accumu-
                                             Stock       Stock       Beacon        Life        Index       Allocation      lation
                                             Fund         Fund        Fund         GIC         Fund           Fund          Fund
                                         ------------ -----------  -----------  ----------  -----------   ------------  -----------
 ASSETS:
   Cash and temporary cash investments    $   890,863  $   49,736   $        -  $        -  $         -     $        -  $         -
   Investments, at fair value-
     Caliber System, Inc. common stock     88,088,833     222,551            -           -            -              -            -
     Roadway Express, Inc. common stock             -   5,594,690            -           -            -              -            -
     Registered investment companies-
       collective investment funds                 -           -     9,034,362           -    4,725,134     28,552,486   24,082,637
     Guaranteed investment contracts
       (restricted)                                 -           -            -   4,848,233            -              -            -
     Participant notes receivable                   -           -            -           -            -              -            -
                                            ---------- ----------   ----------  ----------  -----------    -----------  -----------

             Total investments             88,088,833   5,817,241    9,034,362   4,848,233    4,725,134     28,552,486   24,082,637

   Receivables-
     Employers' contributions                  39,261           -            -          -             -              -            -
     Participants' contributions               24,926           -       13,517          -         2,253          6,471       12,468
                                          -----------  ----------   ----------  ----------  -----------    -----------  -----------

             Total receivables                 64,187           -       13,517           -        2,253          6,471       12,468
                                          -----------  ----------   ----------  ----------  -----------    -----------  -----------

TOTAL ASSETS                              $89,043,883  $5,866,977   $9,047,879  $4,848,233  $ 4,727,387    $28,558,957  $24,095,105
                                          ===========  ==========   ==========  ==========  ===========    ===========  ===========

 LIABILITIES:
   Accrued expenses and other excess
    contributions                         $         -  $        -   $        -  $  122,425  $         -    $         -  $         -
                                          ===========  ==========   ==========  ==========  ===========    ===========  ===========

 NET ASSETS AVAILABLE FOR BENEFITS        $89,043,883  $5,866,977   $9,047,879  $4,725,808  $ 4,727,387    $28,558,957  $24,095,105
                                          ===========  ==========   ==========  ==========  ===========    ===========  ===========


                                                                           Participant Directed
                                         ----------------------------------------------------------------------------------------
                                           S&P 500           AIM         Templeton                      Vanguard
                                            Stock       Constellation     Foreign        LifePath       Primecap         Loan
                                             Fund            Fund           Fund           Funds          Fund           Fund
                                         ------------   -------------   ------------   ------------   ------------   ------------
 ASSETS:
   Cash and temporary cash investments    $         -    $         -      $        -    $         -    $    16,758     $         -
   Investments, at fair value-
     Caliber System, Inc. common stock              -              -               -              -              -               -
     Roadway Express, Inc. common stock             -              -               -              -              -               -

     Registered investment companies-
       collective investment funds         38,955,496     10,868,394       3,366,697      9,232,391      4,124,262               -
     Guaranteed investment contracts
       (restricted)                                 -              -               -              -              -               -
     Participant notes receivable                   -              -               -              -              -      13,774,792
                                          -----------    -----------      ----------     ----------     ----------     -----------
             Total investments             38,955,496     10,868,394       3,366,697      9,232,391      4,124,262      13,774,792

   Receivables-
     Employers' contributions                       -              -               -              -              -               -
     Participants' contributions               12,616          9,839           4,112          9,693          8,235           6,702
                                          -----------    -----------      ----------     ----------     ----------     -----------
             Total receivables                 12,616          9,839           4,112          9,693          8,235           6,702
                                          -----------    -----------      ----------     ----------     ----------     -----------
TOTAL ASSETS                              $38,968,112    $10,878,233      $3,370,809     $9,242,084     $4,149,255     $13,781,494
                                          ===========    ===========      ==========     ==========     ==========     ===========
 LIABILITIES:
   Accrued expenses and other excess
    contributions                         $         -    $         -      $        -     $        -     $        -     $         -
                                          -----------    -----------      ----------     ----------     ----------     -----------

 NET ASSETS AVAILABLE FOR BENEFITS        $38,968,112    $10,878,233      $3,370,809     $9,242,084     $4,149,255     $13,781,494
                                          ===========    ===========      ==========     ==========     ==========     ===========


                                         Participant Directed
                                         --------------------
                                                Other                Total
                                            ------------         -------------
 ASSETS:
   Cash and temporary cash investments       $   646,101         $   1,603,458
   Investments, at fair value-
     Caliber System, Inc. common stock                 -            88,311,384
     Roadway Express, Inc. common stock                -             5,594,690
     Registered investment companies-
       collective investment funds                    -            132,941,859
     Guaranteed investment contracts
       (restricted)                                    -             4,848,233
     Participant notes receivable                      -            13,774,792
                                               ---------           -----------
             Total investments                         -           245,470,958

   Receivables-
     Employers' contributions                  3,045,809             3,085,070
     Participants' contributions                       -               110,832
                                               ---------           -----------
             Total receivables                 3,045,809             3,195,902
                                               ---------           -----------
TOTAL ASSETS                                $  3,691,910         $ 250,270,318
                                               =========           ===========
 LIABILITIES:
   Accrued expenses and other excess
    contributions                           $         -          $     122,425
                                              ---------            -----------

 NET ASSETS AVAILABLE FOR BENEFITS          $ 3,691,910          $ 250,147,893
                                              =========            ===========


        The accompanying notes are an integral part of these statements.

                              CALIBER SYSTEM, INC.

                   401(k) SAVINGS PLAN (AMENDED AND RESTATED)

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE

                       FOR BENEFITS, WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1998




                                                                          Participant Directed
                                          --------------------------------------------------------------------------------------
                                                           Roadway       Franklin
                                             Company       Express        Mutual         Mutual          Bond           Asset
                                              Stock         Stock         Beacon      Benefit Life      Index        Allocation
                                              Fund           Fund          Fund            GIC           Fund           Fund
                                          ------------   ------------   -----------   ------------   ------------   ------------
 ADDITIONS TO NET ASSETS ATTRIBUTED
   TO:
     Investment income (loss)-
      Net appreciation (depreciation)
        in fair value of investments      $ 38,205,010   $ (1,743,635) $  (580,201)    $   423,590   $   130,642   $  3,212,360
      Interest                                       -              -      855,893               -       326,733      4,068,227
      Dividends                                      -         44,726            -               -             -              -
                                            ----------      ---------    ---------       ---------      --------     ----------
                                            38,205,010     (1,698,909)     275,692         423,590       457,375      7,280,587
    Contributions-
        Participants                         4,337,635            433    2,031,210               -       506,288      2,343,855
        Employers                            1,762,769            129      734,261               -       165,031        816,774
                                            ----------      ---------    ---------       ---------      --------     ----------
                                             6,100,404            562    2,765,471               -       671,319      3,160,629
                                            ----------      ---------    ---------       ---------      --------     ----------
            Total additions                 44,305,414     (1,698,347)   3,041,163         423,590     1,128,694     10,441,216

 DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
     Benefits paid to participants           9,739,853        507,309    1,247,871          12,231     1,183,002      2,439,985
     Expenses                                   32,615          1,031        3,832               -         3,050         15,510
                                            ----------      ---------    ---------       ---------      --------     ----------
            Total deductions                 9,772,468        508,340    1,251,703          12,231     1,186,052      2,455,495
                                            ----------      ---------    ---------       ---------      --------     ----------
    Net increase (decrease) prior to
     interfund transfers                    34,532,946     (2,206,687)   1,789,460         411,359       (57,358)     7,985,721

 INTERFUND TRANSFERS, net                   (8,673,042)      (690,386)  (1,505,177)     (5,137,167)    1,897,474       (228,212)
                                            ----------      ---------    ---------       ---------      --------     ----------
    Net increase (decrease) in net          25,859,904     (2,897,073)     284,283      (4,725,808)    1,840,116      7,757,509
     assets

 NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of year                        89,043,883      5,866,977    9,047,879       4,725,808     4,727,387     28,558,957
                                            ----------      ---------    ---------       ---------      --------     ----------

 NET ASSETS AVAILABLE FOR BENEFITS,
   end of year                            $114,903,787   $  2,969,904  $ 9,332,162      $        -   $ 6,567,503   $ 36,316,466
                                           ===========      =========    =========       =========     =========     ==========


                                                                            Participant Directed
                                          ----------------------------------------------------------------------------------------
                                             Income         S&P 500           AIM         Templeton                     Vanguard
                                          Accumulation       Stock       Constellation     Foreign       LifePath       Primecap
                                             Fund            Fund            Fund           Fund           Funds          Fund
                                          ------------   -------------   ------------   ------------   ------------   ------------
 ADDITIONS TO NET ASSETS ATTRIBUTED
   TO:
     Investment income (loss)-
      Net appreciation (depreciation)
        in fair value of investments      $    -         $  8,434,757    $ 1,816,090   $  (541,069)    $ 1,308,372    $ 1,184,701
      Interest                              1,532,140       3,158,197        353,014       373,369         902,656              -
      Dividends                                     -               -              -             -               -              -
                                           ----------      ----------      ---------     ---------       ---------      ---------
                                            1,532,140      11,592,954      2,169,104      (167,700)      2,211,028      1,184,701
    Contributions-
        Participants                        5,267,562       4,557,204      2,568,756       884,290       2,474,040      1,346,209
        Employers                           1,279,531       1,474,510        843,540       291,833         776,470        435,747
                                           ----------      ----------      ---------     ---------       ---------      ---------
                                            6,547,093       6,031,714      3,412,296     1,176,123       3,250,510      1,781,956
                                           ----------      ----------      ---------     ---------       ---------      ---------
            Total additions                 8,079,233      17,624,668      5,581,400     1,008,423       5,461,538      2,966,657

 DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
     Benefits paid to participants          3,991,516       3,873,235      1,622,328       300,944       1,361,826      1,278,826
     Expenses                                  22,723          22,829          7,965         1,923           7,525          2,173
                                           ----------      ----------      ---------     ---------       ---------      ---------
            Total deductions                4,014,239       3,896,064      1,630,293       302,867       1,369,351      1,280,999
                                           ----------      ----------      ---------     ---------       ---------      ---------
    Net increase (decrease) prior to
     interfund transfers                    4,064,994      13,728,604      3,951,107       705,556       4,092,187      1,685,658

 INTERFUND TRANSFERS, net                   6,580,603       3,441,618        (88,331)     (388,339)      1,634,537        958,783
                                           ----------      ----------      ---------     ---------       ---------      ---------
    Net increase (decrease) in net         10,645,597      17,170,222      3,862,776       317,217       5,726,724      2,644,441
     assets

 NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of year                       24,095,105      38,968,112     10,878,233     3,370,809       9,242,084      4,149,255
                                           ----------      ----------      ---------     ---------       ---------      ---------

 NET ASSETS AVAILABLE FOR BENEFITS,
   end of year                            $34,740,702    $ 56,138,334    $14,741,009   $ 3,688,026     $14,968,808    $ 6,793,696
                                           ==========      ==========     ==========     =========      ==========      =========


                                                   Participant Directed
                                             ------------------------------
                                                Loan
                                                Fund              Other             Total
                                             ------------     -------------      -----------
 ADDITIONS TO NET ASSETS ATTRIBUTED
   TO:
     Investment income (loss)-
      Net appreciation (depreciation)
        in fair value of investments         $     -           $    -           $  51,850,617
      Interest                                  1,453,355           34,445         13,058,029
      Dividends                                         -                -             44,726
                                               ----------       ----------        -----------
                                                1,453,355           34,445         64,953,372
    Contributions-
        Participants                               (6,932)        (367,401)        25,943,149
        Employers                                       -          (19,217)         8,561,378
                                               ----------       ----------        -----------
                                                   (6,932)        (386,618)        34,504,527
                                               ----------       ----------        -----------
            Total additions                     1,446,423         (352,173)        99,457,899
                                               ----------       ----------        -----------

 DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
     Benefits paid to participants              1,499,325         (487,224)        28,571,027
     Expenses                                           -            5,943            127,119

            Total deductions                    1,499,325         (481,281)        28,698,146

    Net increase (decrease) prior to
     interfund transfers                          (52,902)         129,108         70,759,753

 INTERFUND TRANSFERS, net                       2,161,217           36,422                  -
                                               ----------       ----------        -----------
    Net increase (decrease) in net              2,108,315          165,530         70,759,753
     assets

 NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of year                           13,781,494        3,691,910        250,147,893
                                               ----------       ----------        -----------

 NET ASSETS AVAILABLE FOR BENEFITS,
   end of year                               $ 15,889,809      $ 3,857,440      $ 320,907,646
                                               ==========       ==========        ===========



   The accompanying notes are an integral part of these financial statements.

                              CALIBER SYSTEM, INC.

                   401(k) SAVINGS PLAN (AMENDED AND RESTATED)

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE

                       FOR BENEFITS, WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1997




                                                                            Participant Directed
                                       --------------------------------------------------------------------------------------------
                                                      Roadway                  Franklin
                                          Company     Express                    Mutual        Mutual        Bond           Asset
                                           Stock       Stock        Growth       Beacon     Benefit Life    Index        Allocation
                                           Fund         Fund         Fund         Fund           GIC         Fund           Fund
                                       ------------  -----------  -----------  ------------ ------------ ------------   -----------
                                                     C>
 ADDITIONS TO NET ASSETS ATTRIBUTED
   TO:
     Investment income (loss)-
      Net appreciation
        (depreciation) in fair
        value of investments            $53,260,235   $1,245,227   $  318,916  $   254,386   $  409,867   $   131,682   $ 1,932,645
      Interest                                    -            -            -    1,031,622            -     2,624,586     3,641,123
      Dividends                             989,142       62,861            -            -            -             -             -
                                        -----------  -----------   ----------  -----------   ----------   -----------   -----------
                                         54,249,377    1,308,088      318,916    1,286,008      409,867     2,756,268     5,573,768
    Contributions-
        Participants                      6,221,164            -      919,790    1,615,964            -     1,542,996     2,470,143
        Employers                         5,540,018            -           67       15,486            -       620,772       661,754
                                        -----------   ----------   ----------  -----------   ----------   -----------   -----------
                                         11,761,182            -      919,857    1,631,450            -     2,163,768     3,131,897
                                        -----------   ----------   ----------  -----------   ----------   -----------   -----------
            Total additions              66,010,559    1,308,088    1,238,773    2,917,458      409,867     4,920,036     8,705,665

 DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
     Benefits paid to participants        9,760,857    1,410,207      184,600      940,590            -     6,030,346     3,291,717
     Expenses                                28,016        1,806          669        2,510            -         9,328        15,178
                                        -----------   ----------   ----------  -----------   ----------   -----------   -----------

            Total deductions              9,788,873    1,412,013      185,269      943,100            -     6,039,674     3,306,895
                                        -----------   ----------   ----------  -----------   ----------   -----------   -----------
    Net increase (decrease) prior
     to interfund transfers              56,221,686     (103,925)   1,053,504    1,974,358      409,867    (1,119,638)    5,398,770


 TRANSFER OF ASSETS TO PLAN OF
   FORMER SUBSIDIARY                     (2,142,475)           -            -     (234,184)           -   (49,864,515)     (458,678)
 INTERFUND TRANSFERS, net                 3,165,264   (1,500,501)  (7,257,006)   7,307,705      (88,226)  (10,235,595)   (3,319,384)
                                        -----------   ----------   ----------  -----------   ----------   -----------   -----------
    Net increase (decrease) in net
     assets                              57,244,475   (1,604,426)  (6,203,502)   9,047,879      321,641   (61,219,748)    1,620,708

 NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of year                     31,799,408    7,471,403    6,203,502            -    4,404,167    65,947,135    26,938,249
                                        -----------   ----------   ----------  -----------   ----------   -----------   -----------

 NET ASSETS AVAILABLE FOR BENEFITS,
   end of year                          $89,043,883   $5,866,977   $        -  $ 9,047,879   $4,725,808   $ 4,727,387   $28,558,957
                                        ===========   ==========   ==========  ===========   ==========   ===========   ===========


                                                                         Participant Directed
                                       ----------------------------------------------------------------------------------------
                                          Income         S&P 500           AIM       Templeton                     Vanguard
                                       Accumulation       Stock       Constellation   Foreign       LifePath       Primecap
                                          Fund            Fund            Fund         Fund           Funds          Fund
                                       ------------   -------------   ------------   ----------   ------------    -------------
 ADDITIONS TO NET ASSETS ATTRIBUTED
   TO:
     Investment income (loss)-
      Net appreciation
        (depreciation) in fair
        value of investments            $         -   $ 13,338,867   $   547,073    $ (134,741)    $ 1,229,785     $  6,444,992
      Interest                            1,707,176      1,586,591       777,032       364,363         530,146                -
      Dividends                                   -              -             -             -             -                  -
                                        -----------   ------------   -----------    ----------     -----------     ------------
                                          1,707,176     14,925,458     1,324,105       229,622       1,759,931     $  6,444,992
    Contributions-
        Participants                      3,773,786      4,263,532     2,524,599       987,321       2,004,682        1,440,704
        Employers                         1,146,452      1,229,609       503,269       173,930         494,165          247,219
                                        -----------   ------------   -----------    ----------     -----------     ------------
                                          4,920,238      5,493,141     3,027,868     1,161,251       2,498,847        1,687,923
                                        -----------   ------------   -----------    ----------     -----------     ------------
            Total additions               6,627,414     20,418,599     4,351,973     1,390,873       4,258,778        8,132,915

 DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
     Benefits paid to participants        7,461,434      6,815,278     1,419,289       485,431       1,734,980        1,879,354
     Expenses                                19,902         20,855         6,385         1,737           5,681            2,930
                                        -----------   ------------   -----------    ----------     -----------     ------------

            Total deductions              7,481,336      6,836,133     1,425,674       487,168       1,740,661        1,882,284
                                        -----------   ------------   -----------    ----------     -----------     ------------
    Net increase (decrease) prior
     to interfund transfers               (853,922)     13,582,466     2,926,299       903,705       2,518,117        6,250,631


TRANSFER OF ASSETS TO PLAN OF
  FORMER SUBSIDIARY                     (6,758,726)    (24,225,747)     (957,756)     (464,902)     (2,320,314)     (21,249,314)
INTERFUND TRANSFERS, net                   495,960         401,339      (744,168)       82,584         653,211        2,548,619
                                        -----------   ------------   -----------    ----------     -----------     ------------

   Net increase (decrease) in net
    assets                              (7,116,688)    (10,241,942)    1,224,375       521,387         851,014      (12,450,064)

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                     31,211,793      49,210,054     9,653,858     2,849,422       8,391,070       16,599,319
                                        -----------   ------------   -----------    ----------     -----------     ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                          $24,095,105    $ 38,968,112   $10,878,233    $3,370,809     $ 9,242,084     $  4,149,255
                                        ==========    ============   ===========    ==========     ===========     ============


                                                   Participant Directed
                                             ------------------------------
                                                Loan
                                                Fund              Other             Total
                                             ------------     -------------      ------------
 ADDITIONS TO NET ASSETS ATTRIBUTED
   TO:
     Investment income (loss)-
      Net appreciation
        (depreciation) in fair
        value of investments                  $        -        $        -       $ 78,978,934
      Interest                                  1,697,749           26,175         13,986,563
      Dividends                                         -                -          1,052,003
                                              -----------       ----------       ------------
                                                1,697,749           26,175         94,017,500
    Contributions-
        Participants                                6,702          207,071         27,978,454
        Employers                                       -       (2,045,191)         8,587,550
                                              -----------       ----------       ------------
                                                    6,702       (1,838,120)        36,566,004
                                              -----------       ----------       ------------
            Total additions                     1,704,451       (1,811,945)       130,583,504

 DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
     Benefits paid to participants             13,732,850          967,046         56,113,979
     Expenses                                           -           15,275            130,272
                                              -----------       ----------       ------------
            Total deductions                   13,732,850          982,321         56,244,251
                                              -----------       ----------       ------------
    Net increase (decrease) prior
     to interfund transfers                   (12,028,399)      (2,794,266)        74,339,253


TRANSFER OF ASSETS TO PLAN OF
  FORMER SUBSIDIARY                                 2,166             (555)      (108,675,000)

INTERFUND TRANSFERS, net                        7,156,708        1,333,490                  -
                                              -----------       ----------       ------------

   Net increase (decrease) in net
    assets                                    (4,869,525)      (1,461,331)       (34,335,747)

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                            18,651,019        5,153,241        284,483,640
                                              -----------       ----------       ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                 $13,781,494       $3,691,910       $250,147,893
                                              ===========       ==========       ============




   The accompanying notes are an integral part of these financial statements.

                              CALIBER SYSTEM, INC.

                   401(k) SAVINGS PLAN (AMENDED AND RESTATED)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

1.  DESCRIPTION OF THE PLAN:

The following description of the Caliber System, Inc. 401(k) Savings Plan (Amended and Restated) (the "Plan"), provides only general information. The Plan consists of four subplans (the "Subplans") each of which contains different provisions, principally related to contributions. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering eligible employees of Caliber System, Inc. ("Caliber") and participating domestic subsidiaries (the "Employers") not covered by a collective bargaining agreement. On January 27, 1998, Federal Express Corporation and Caliber became wholly-owned subsidiaries of a newly formed holding company FDX Corporation (the "Company"). The Plan was amended on May 20, 1998, to change the oversight of the Plan to the Retirement Plan Investment Board appointed by the Company.

The Plan was established to encourage eligible employees to save on a regular basis through payroll deductions. Participation is available to eligible employees who have completed 1,000 hours during twelve months of employment and have attained the age of 21 years. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Sale of Former Division

On September 6, 1997, assets with a fair value of approximately $109 million, representing account balances for participants who were employees at June 28, 1997, of a division of a subsidiary of Caliber were transferred from the Plan to a plan sponsored by the new owners of the division.

Contributions

The Plan is funded by combined contributions from the Plan's participants and their employers to a trust fund maintained by the Plan's trustee, Merrill Lynch Trust Company, FSB (the "Trustee"). Prior to January 1, 1998, all of the Plan assets were held by Barclays Global Investors, N.A., the Plan's former trustee.

The Subplans provide for participants to make before and after tax contributions up to 15% of their annual compensation subject to Internal Revenue Service limitations.

Employers match 50% of participant's contributions up to a maximum of 6% or 7% of the participant's annual compensation depending on the Subplan. Each Subplan allows participants to direct matching contributions to any of the investment options, with the exception of the Roadway Express Stock Fund and effective September 1998 the FDX Stock Fund.

Certain Subplans also provide for additional contributions at the discretion of the participants' employer. There were no discretionary contributions made for the 1998 plan year.

Vesting

Participants are immediately vested in their contributions and generally in the employers' contributions, plus actual earnings thereon. Vesting for employer contributions of certain Subplans ranges from five to seven years.

Participant Accounts

Each participant's account is credited with the participant's contribution, their employer's contribution, an allocation of Plan earnings and forfeitures of terminated participants' nonvested accounts for those Subplans with a vesting schedule. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Investment Options

The assets of the Plan are invested primarily in the following investment funds (unless otherwise indicated, the fair value of the shares/units owned by the Plan are based upon quoted redemption values on the last business day of the plan year):

    Company Stock Fund

    The assets of this fund are invested primarily in common stock of the Company. On January 27, 1998, Caliber shareholders received 0.8 shares of Company common stock for each share of Caliber stock. The fund keeps approximately 1% of its assets in short-term investments to allow participants to transfer money out of the fund at any time. Effective September 1998, this fund is not available for additional participant contributions; participants may only transfer their investments out of this fund.

    Roadway Express Stock Fund

    In connection with Caliber's spin-off of Roadway Express, Inc. ("REX"), 1,360,861 common shares of REX were distributed to the Plan during January 1996. The fund keeps approximately 1% of its assets in short-term investments to allow participants to transfer money out of the fund at any time. This fund is not available for additional participant contributions; participants may only transfer their investments out of this fund. The fund will be eliminated effective September 30, 1999. Participants have until September 30, 1999 to reallocate their balance in this fund to the remaining investments available. Any amounts remaining in the fund after September 30, 1999 will be transferred to the Income Accumulation Fund.

    Franklin Mutual Beacon Fund

    The assets of this fund are invested in common stock, preferred stock and corporate debt securities which are available at prices less than their intrinsic value. The fund will tend to invest in securities of issuers with market capitalization in excess of $1 billion.

    Mutual Benefit Life GIC

    The assets of this fund were invested in a guaranteed investment contract with Mutual Benefit Life. The reported value of the units owned by the Plan was based upon the issue price of the investment contract adjusted for interest earned and any actual proceeds received by the Plan with respect to the guaranteed investment contract through December 31, 1997.

    During November 1998, all assets invested in the Mutual Benefit Life GIC were transferred to the Income Accumulation Fund.

    Bond Index Fund

    The assets of this fund are invested in the MasterWorks Bond Index Fund which invests in U.S. Government and Corporate bonds with medium-term maturities.

    Asset Allocation Fund

    The assets of this fund are invested in the MasterWorks Asset Allocation Fund, of which investments are allocated among common stock, U.S. Treasury bonds and money market instruments.

    Income Accumulation Fund

    The assets of this fund are invested in the Merrill Lynch Income Accumulation Fund which invests in investment contracts, U.S. government securities and short-term money market instruments.

    S&P 500 Stock Fund

    The assets of this fund are invested in the MasterWorks S&P 500 Stock Fund which invests daily in the same stocks and substantially the same percentages as the S&P 500 Index.

    AIM Constellation Fund

    The assets of this fund are invested in the AIM Constellation Fund which seeks capital appreciation by investing in the common stock of principally medium sized and smaller emerging growth companies.

    Templeton Foreign Fund

    The assets of this fund are invested in the Templeton Foreign Fund which seeks long-term capital growth by investing in stock and debt obligations of companies and governments outside the United States.

    LifePath Funds

    The assets of this fund are invested in the LifePath Funds offered by MasterWorks which invest their assets in a separate series of MasterInvestment Portfolio, an open-end management investment company including: LifePath 2000, LifePath 2010, LifePath 2020, LifePath 2030 and LifePath 2040. Each LifePath fund invests in a combination of domestic and foreign equity, fixed income and other securities to provide a risk-managed rate of return to maximize assets based on planned retirement in the decade indicated in the fund name.

    Vanguard Primecap Fund

    The assets of this fund are invested primarily in the Vanguard/Primecap Fund which seeks long-term growth by investing in the common stock of principally large and medium-sized U.S. companies. The fund also maintains a small investment in money market securities in order to provide liquidity for participant trades.

    Participant Notes Receivable

    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 reduced by the highest outstanding balance of any other loan or 50% of their account balance. Loan terms range from 1 to 5 years up to a maximum of 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate 1% above the prime rate as determined by the Trustee at the time a loan is processed.

2.  SUMMARY OF ACCOUNTING POLICIES:

Investment Valuation and Administrative Fees

The Plan's investments are stated at fair value with the exception of the Loan Fund and the Mutual Benefit Life GIC which are valued at cost which does not differ materially from fair value.

Substantially all administrative fees are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Retirement Plan Investment Board to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  INVESTMENTS:

The net asset value per share/unit at December 31 for the primary investments of the respective investment funds was as follows:

                                                             1998        1997
                                                          ---------    ---------
    FDX Corporation common stock                           $ 89.00     $     -
    Caliber System, Inc. common stock                         -          48.69
    Roadway Express, Inc. common stock                       14.53       22.375
    Franklin Mutual Beacon Fund                              13.12       14.12
    Mutual Benefit Life guaranteed investment contract        -           1.00
    MasterWorks Bond Index Fund                              10.01        9.74
    MasterWorks Asset Allocation Fund                        14.14       12.74
    Merrill Lynch Income Accumulation Fund                   14.81       13.95
    MasterWorks S&P 500 Stock Fund                           24.61       20.39
    AIM Constellation Fund                                   30.52       26.38
    Templeton Foreign Fund                                    8.39        9.95
    MasterWorks LifePath Funds-
       LifePath 2000 Fund                                    11.64       11.27
       LifePath 2010 Fund                                    14.40       13.30
       LifePath 2020 Fund                                    16.48       14.82
       LifePath 2030 Fund                                    18.73       16.23
       LifePath 2040 Fund                                    20.33       17.31
    Vanguard Primecap Fund                                   47.66       39.57

4.  PLAN TERMINATION:

Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The Plan shall pay all expenses chargeable against the Plan and shall then distribute all assets to the participants in proportion to the amounts credited to their accounts at the date of such termination.

5.  INCOME TAX STATUS:

The Internal Revenue Service ruled on April 15, 1996, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC); therefore, the related trust is not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Internal Revenue Service is currently conducting an examination of the Plan, and the Company continues its discussions with the Examiner regarding the appropriate correction of certain defects which Caliber identified prior to the commencement of the examination. However, the Retirement Plan Investment Board does not expect that this or any course of action or series of events that have occurred will adversely affect the Plan's qualified status.

                                                                      SCHEDULE I

                           CALIBER SYSTEM, INC. 401(k)

                       SAVINGS PLAN (AMENDED AND RESTATED)

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1998


                                                Description of Investment,
                                                 Including Maturity Date,
   Identity of Issuer, Borrower,               Rate of Interest, Collateral,                                Current
      Lessor or Similar Party                      Par or Maturity Value                    Cost             Value
------------------------------------     ----------------------------------------    -----------------  ---------------
FDX Corporation.*                        1,279,852 shares of common stock            $    58,606,016    $   113,906,829
Roadway Express, Inc.                    202,331 shares of common stock                    4,011,630          2,940,122
Franklin Mutual Beacon Fund              711,282 units of collective investment
                                            fund                                           9,873,980          9,332,014
MasterWorks*                             656,055 units of collective investment

   Bond Index Fund                          fund                                           6,388,991          6,567,111
MasterWorks*                             2,568,313 units of collective investment
   Asset Allocation Fund                    fund                                          32,962,070         36,315,950
Merrill Lynch*                           2,345,109 units of collective investment
   Income Accumulation Fund                 fund                                          34,737,857         34,737,857
MasterWorks*                             2,281,079 units of collective equity
   S&P 500 Stock Fund                       investment fund                               42,004,057         56,137,363
AIM Constellation Fund                   482,951 units of collective investment
                                            fund                                          13,175,984         14,739,658
Templeton Foreign Fund                   439,553 units of collective investment
                                            fund                                           4,300,225          3,687,847
MasterWorks* LifePath Funds:             Collective investment funds:

    LifePath 2000 Fund                   58,264 units                                        671,147            678,197
    LifePath 2010 Fund                   192,464 units                                     2,552,218          2,771,479
    LifePath 2020 Fund                   233,587 units                                     3,363,216          3,849,512
    LifePath 2030 Fund                   167,427 units                                     2,735,027          3,135,905
    LifePath 2040 Fund                   222,981 units                                     4,046,579          4,533,200
                                                                                     ------------------ ------------------
                                                                                          13,368,187         14,968,293

Vanguard Primecap Fund                   141,254 units of collective investment
                                            fund                                           5,385,499          6,732,182
Loan Fund                                Maturing at various dates through 2008
                                            at interest rates ranging from 8.00%

                                            to 13.00%                                     15,889,809         15,889,809
                                                                                     ------------------ ------------------
                                                                                     $   240,704,305    $   315,955,035
                                                                                     ================== ==================

*   Indicates party-in-interest to the Plan.

                                                                     SCHEDULE II

                           CALIBER SYSTEM, INC. 401(k)

                       SAVINGS PLAN (AMENDED AND RESTATED)

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1998

                                                                                                                              Net
                                                                                                                              Gain
                                                                     Purchase      Selling      Cost of      Current           or
Identity of Party Involved          Description of Asset              Price         Price        Asset        Value          (Loss)
--------------------------    -----------------------------------  -----------   -----------  -----------   -----------  -----------
Category (iii)-Series of Transactions in Excess of 5% of the Current Value of Plan Assets

          **                  FDX Corporation*                     $31,939,805   $         -  $31,939,805   $31,939,805  $         -
                              Common stock                                   -    43,930,587   29,068,672    43,930,587   14,861,915

          **                  Merrill Lynch * Income Accumulation   23,827,602             -   23,827,602    23,827,602            -
                              Fund                                           -    14,709,355   14,709,355    14,709,355            -

          **                  MasterWorks*                          19,423,559             -   19,423,559    19,423,559            -
                              S&P 500 Stock Fund                             -    10,676,446    8,230,392    10,676,446    2,446,054




   *   Indicates party-in-interest to the Plan.
   **  Transactions made on the market.

   There were no category (i), (ii) or (iv) reportable transactions during 1998.


                                SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          Caliber System, Inc.
                                          401(k) Savings Plan


Date 6/30/99                              /s/ Donald C. Brown
------------                              -----------------------------------
                                              Donald C. Brown
                                              President